SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                      (Amendment No. ___)*

                  THE FURIA ORGANIZATION, INC.
=================================================================
                        (Name of Issuer)

              Common Stock, no par value per share
=================================================================
                 (Title of Class of Securities)

                            36106010
=================================================================
                         (CUSIP Number)

                          Paul Stevens
               2127 Brickel Avenue Penthouse 3802
                      Miami, Florida 33129
                          (305)860-9000
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 6, 1998
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e)(f) or (g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                       (Page 1 of 7 Pages)

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Cusip No.36106010           13D


(1)  Name of Reporting Person                        Paul Stevens
     Social Security  No. of Above Person

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds*                                          00

(5)  Check Box if Disclosure of Legal                         [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of OrganizationUnited States of America

     Number of Shares    (7)  Sole Voting              46,239,270
                              Power
        Beneficially
                         (8)  Shared Voting                     0
        Owned by Each         Power

     Reporting Person    (9)  Sole Dispositive         46,239,270
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned               46,239,270
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                     [ ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                        46.1%
     Amount in Row (11)

(14) Type of Reporting Person*                                 IN

*SEE INSTRUCTIONS BEFORE FILLING OUT


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Cusip No.36106010           13D


                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1

1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.0001 par value per share (the "Common
Stock"), of The Furia Organization, Inc., a Delaware corporation, which has its principal executive offices located at P.O. Box
795517, Dallas, Texas 75379-5517 (the "Issuer").

2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange
Act"), this Statement is filed by Paul Stevens (the "Reporting
Person").

     (b)  The Reporting Person's business address is 2127 Brickel
Avenue Penthouse 3802, Miami, Florida 33129.

     (c) The Reporting Person's principal occupation is consultant.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the terms of the Stock Purchase Agreement (the "Agreement") among The Furia Organization, Inc. (the "Company"), Americom Telecommunications Corporation ("ATC"), and the Paul Stevens Group (as defined in the Agreement) and John Charles Skip Headen (collectively, the "ATC Shareholders"), the holders of one hundred percent (100%) of the outstanding stock of ATC, the Company exchanged (the "Exchange")an aggregate of 75,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Common Stock") for an aggregate of 20,000,000 shares of common stock, par value $0.0001 per share, of ATC (the "ATC Common Stock"). As a result of the Exchange, Paul Stevens acquired his beneficial interest in the Common Stock.
Immediately following the Exchange, ATC became a wholly-owned subsidiary of the Company.

Cusip No.36106010           13D

4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common Stock as a result of the Exchange. The Reporting Person acquired the shares from the Issuer as a result of the Exchange for investment purposes only. Although the Reporting Person has no present intention to effect any additional transactions in the Common Stock of the Issuer, he may, based upon a number of factors, including the evaluation of the Issuer's business prospectus and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of Common Stock of the Issuer.

     As a result of the Exchange, the former ATC shareholders collectively own approximately 75% of the Issuer's outstanding shares of Common Stock, resulting in a Change of Control of the Issuer. Following the delivery of 10 days prior written notice to the Issuer's stockholders as required pursuant to Rule 14f-1 of the Exchange Act, it is anticipated that Waylon E. McMullen, the sole director of the Issuer, will appoint Paul Stevens, James
A. Stevens (the brother of Paul Stevens), Dr. Richard A. Feller, Ph.D., Filiberto Fernandez, Michael Nunez-ledo and Jorge T. Buces to serve as directors of the Issuer, following which appointment Mr. McMullen is anticipated to resign as a director.

     The Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the issuer's management, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Immediately upon the closing of the transactions contemplated by the Agreement described in Item 3 above, the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 46,239,270 shares constituting approximately 46.2% of the outstanding Common Stock of the Issuer (based on 100,214,209 shares of Common Stock outstanding at March 6, 1998 pursuant to information provided by the Company).

     (b) The Reporting Person had direct beneficial ownership with sole voting and sole investment power of 46,239,270 shares as of the date of this Schedule 13D. The Reporting Person's adult children, who reside with the Reporting Person, own an aggregate of 20,000,000 of the shares reported herein. The Reporting Person disclaims beneficial ownership of these shares under Rule 13d-4 of the Exchange Act.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Cusip No.36106010           13D


6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO
     SECURITIES OF THE ISSUER.

     None.

7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.       Document Description
     -----------       --------------------

          1)           Stock Purchase Agreement dated
                       as of March 6, 1998 among The Furia
                       Organization, Inc., Americom
                       Telecommunications Corporation, and The
                       Paul Stevens Group and John Charles Skip
                       Headen (filed as Exhibit 2.1 to the
                       Issuer's Current Report on Form 8-K dated
                       March 6, 1998).

Cusip No.36106010           13D


                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 25, 1998


                                   /s/  PAUL STEVENS
                                   -----------------------------
                                   Paul Stevens



            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S.C. 1001).

                        INDEX TO EXHIBITS
                        -----------------


     Exhibit No.       Document Description
     -----------       ----------------------------------------

          1)           Stock Purchase Agreement dated
                       as of March 6, 1998 among The Furia
                       Organization, Inc., Americom
                       Telecommunications Corporation, and The
                       Paul Stevens Group and John Charles Skip
                       Headen (filed as Exhibit 2.1 to the
                       Issuer's Current Report on Form 8-K dated
                       March 6, 1998).